UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-38764

APTORUM GROUP LIMITED

17 Hanover Square

London W1S 1BN, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

On June 28, 2023, Aptorum Group Limited (the “Company”) entered into a Securities Purchase Agreement with 4 investors, pursuant to which the Company sold unsecured convertible notes in the aggregate principal amount of $3,000,000 (the “Notes”). The Notes are convertible into the company’s Class A Ordinary Shares, par value $0.00001 per share (the “Ordinary Shares”) and have a maturity date that is 12 months from the issuance date, which can be extended upon agreement of the parties. The Notes have an interest rate of 7% per annum and a conversion price of $3.00 per share. The purchase price was used to settle an equal amount of the Company’s or its subsidiaries’ loans. The Company has the right to repay the principal amount of the Notes in cash or Ordinary shares, valued at the then current conversion price.

Upon notice, the Company has the right to redeem any outstanding amount of the Notes and make-whole in cash, unless otherwise agreed by the parties. Upon notice, the note holders have the right to request for prepayment any outstanding amount of the Notes and any accrued but unpaid interest; the Company can repay such amounts in Ordinary Shares or in cash.

Immediately following the issuance of the Notes, the investors converted them into an aggregate of 1,000,000 Ordinary Shares.

The Note is being purchased is exempted from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Regulation D and/or Regulation S promulgated thereunder and will be issued as restricted securities. The foregoing summary of the Notes and Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Securities Purchase Agreement and Note, which are attached as exhibits to this current report.

Neither this report nor the exhibits attached constitute an offer to sell, or the solicitation of an offer to buy our securities, nor shall there be any sale of our securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

The information in this Form 6-K, including the exhibits shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-232591) and Form F-3 (Registration Number 333-268873) and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Securities Purchase Agreement
10.2	Notes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aptorum Group Limited

Date: June 30, 2023	By:	/s/ Darren Lui
		Name:	Darren Lui
		Title:	Chief Executive Officer

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